General Employment

ENTERPRISES INC

03004707

Annual Report

General Employment Enterprises, Inc. and its wholly-owned subsidiary, Triad Personnel Services, Inc., provide professional staffing services through a network of 32 branch offices, located in high-tech centers in 12 states, and specializes in information technology, accounting and engineering placements. The Company offers its clients a choice of three staffing options — contracting for the services of the Company's employees who are placed on temporary contract assignments at clients' premises; hiring the Company's contract employees as their own regular full-time employees through the Company's contract-to-hire option; or filling their openings for regular full-time positions with candidates who have been recruited and referred by the Company.

Twenty-seven of the Company's offices operate under the trade names General Employment, Omni One or Business Management Personnel, and are full-service operations, providing contract staffing services, contract-to-hire, and placement of full-time employees. Triad Personnel, the Company's contract staffing subsidiary, operates five offices under the names Triad Personnel or Generation Technologies, and these offices concentrate in information technology contract and contract-to-hire staffing.

For the 2002 fiscal year, the Company derived approximately 68% of its revenues from contract services and 32% from placement services.

General Employment's shares are traded on the American Stock Exchange under the trading symbol JOB.

Financial Highlights

(In Thousands, Except Per Share)	2002	Year Ended September 30 2001	2000
Net revenues	$20,318	$31,035	$39,802
Income (loss) from operations	(4,652)	(2,217)	3,577
Net income (loss)	(3,214)	(1,066)	2,532
Net working capital	$ 7,038	$ 9,444	$11,300
Shareholders' equity	9,989	13,077	14,143
Total assets	11,933	15,679	19,979
Current ratio	4.6	4.6	2.9
Diluted net income (loss) per share	$ (.63)	$ (.21)	$ .49
Book value per share	1.95	2.57	2.78

Fellow Shareholders:

Fiscal 2002 was a challenging and painful year for General Employment. Obviously, the results were not what I had envisioned when I wrote in my letter to shareholders last year that I hoped to achieve a modest profit for fiscal 2002. With a revenue decline of 35%, we fell far short of that goal and ended the year with a net loss of $3,214,000.

What went wrong?
We were expecting the economy to demonstrate a noticeable upswing as the year 2002 progressed, and with it, an increased hiring demand. Unfortunately, despite some promising fits and starts, the economy remained sluggish throughout the year. While the souring economy had little effect on some industries, staffing firms were particularly hard hit, especially those that specialized in placing information technology professionals – firms like General Employment. With continuing uncertainty about the future, clients were putting full-time hiring decisions on hold, scaling back on their use of contract employees … and some were even closing their doors for good.

How did the Company respond?
Unfortunately, we couldn't control the economy or how other businesses reacted to it. But we were able to take great strides this past year in controlling those aspects of our business that we could – our operating expenses. Our vigilant cost-cutting continued throughout the year, and through branch office closings, staff reductions, salary cuts and other actions, we were able to reduce our general and administrative expenses by almost $2.4 million, or 17%, for the year.

While these measures helped to stem our losses, we knew that it was also important to take steps that would help increase revenues. To offset the lowered demand for technology professionals, we put more emphasis on our accounting and engineering placement specialties and on the development of additional contract business. We were able to successfully expand our accounting and engineering business during the year, and the result was a measurable increase in revenues from these two specialties. However, it was not enough to offset the decrease in our technology specialty.

The Outlook
Although I believe we did a good job in cutting costs during fiscal 2002, both in the field and at the corporate level, we will continue to closely monitor expenses, looking for and eliminating areas of non-essential spending wherever possible. At the same time, we will work toward increasing the revenues that are essential for our return to break-even and beyond. We're a smaller, leaner Company now. We have a strong team of experienced managers who are committed to returning the Company to profitability and who continue to show their willingness to do whatever is necessary to get the job done. It's also important to note that your Company continues to be financially strong, with $4.8 million in cash and no debt as of September 30, 2002.

When will things start to improve for General Employment? The answer is simple: when the economy and hiring levels pick up. And when will *that* happen? I wish I had the answer. I believe the current recovery remains fragile, and frankly, I don't anticipate any measurable demand for our services until we see signs pointing to increased capital spending and stronger national employment activity. Until then, I expect there will be continuing challenges ahead for us during fiscal 2003. Nevertheless, because of the proactive measures we've taken during the past year to cut costs and to redirect our placement efforts, we should be able to make progress on improving our bottom line results. What that will require is a lot more hard work on our part … as well as some help from the economy.

Herbert F. Imhoff, Jr.
Chairman of the Board and
Chief Executive Officer

December 12, 2002

Management's Discussion and Analysis of Financial Condition and Results of Operations

The Company provides placement and contract staffing services for business and industry, specializing in the placement of professional information technology, engineering and accounting professionals. As of September 30, 2002, the Company operated 32 offices located in major metropolitan business centers in 12 states.

Critical Accounting Policies

The following accounting policies are considered by management to be "critical" because of the judgments and uncertainties affecting the application of these policies and because of the likelihood that materially different amounts would be reported under different conditions or using different assumptions.

Income Taxes
Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that are expected to be in effect when the differences reverse. A valuation allowance is recorded to reduce deferred tax assets to the amount that is more likely than not to be realized as a tax benefit in the future.

Accounts Receivable Allowances
An allowance for placement falloffs is recorded, as a reduction of revenues, for estimated losses due to applicants not remaining employed for the Company's guarantee period. An allowance for doubtful accounts is recorded, as a charge to bad debt expense, where collection is considered to be doubtful due to credit issues. These allowances reflect management's estimate of potential losses inherent in the accounts receivable balances, based on historical loss statistics.

Goodwill
Goodwill is being amortized on a straight-line basis over forty years. The carrying amount of goodwill is reviewed whenever events or changes in circumstances indicate that it may not be recoverable. The carrying value would be written down if it were determined to exceed the estimated future undiscounted cash flows of the acquired business.

The Company will adopt the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" as of October 1, 2002. This statement requires that goodwill no longer be amortized, and it requires instead that goodwill be tested at least annually for impairment. If the carrying value of goodwill were determined to be greater than its estimated fair value under the impairment test, then it would be written down to its estimated fair value.

The discontinuance of goodwill amortization is not expected to have a significant effect on the Company's future results of operations. The Company has completed a transitional impairment test, as required by Statement No. 142, and has determined that there was no impairment of goodwill as of October 1, 2002.

Results of Operations

A summary of operating data, expressed as a percentage of consolidated net revenues, is presented below. Percentages may not add due to rounding.

	Year Ended September 30		
	2002	2001	2000
Net revenues			
Placement services	32.4%	52.3%	59.6%
Contract services	67.6	47.7	40.4
Net revenues	100.0	100.0	100.0
Operating expenses			
Cost of contract services	44.7	31.1	26.4
Selling	22.6	32.0	35.3
General and administrative	55.6	44.0	29.3
Total operating expenses	122.9	107.1	91.0
Income (loss) from operations	(22.9)%	(7.1)%	9.0%

Management's Discussion Continued

Fiscal 2002 Results of Operations

Net Revenues
Consolidated net revenues for the year ended September 30, 2002 were down $10,717,000 (35%) from the prior year. This was due to the combination of a $9,626,000 (59%) decrease in placement service revenues and a $1,091,000 (7%) decrease in contract service revenues. Placement services represented 32% of consolidated net revenues for the year, and contract services represented 68% of the total.

Placement service revenues were down for the year because of a 53% decline in the number of placements, together with a 13% decrease in the average placement fee. The decrease in contract service revenues was the result of a 9% decrease in billable hours, partially offset by a 2% increase in the average hourly billing rate. In April 2001, the Company acquired the assets and business operations of Generation Technologies, Inc. ("GenTech"), a staffing business in Pittsburgh, Pennsylvania specializing in information technology professionals. The Company's results of operations include GenTech for a full year in fiscal 2002 and for six months in fiscal 2001. Excluding GenTech from both years, the Company's contract service revenues decreased $2,334,000 (17%).

The Company attributes the decline in revenues to the weak demand for employment placement services, particularly in the information technology sector. The lingering effects of the U.S. economic recession in 2001 and the terrorist attacks on the United States on September 11, 2001 resulted in economic and political uncertainties that had an adverse effect on the Company's business throughout fiscal 2002, and hiring activity was considerably lower than during the prior year. The national unemployment rate was 5.6% in September 2002, compared with 4.9% in September 2001.

Operating Expenses
Total operating expenses for fiscal 2002 were down $8,282,000 (25%) compared with the prior year.

The cost of contract services was down $577,000 (6%), as a result of the lower contract service revenues. Due to competitive market conditions, the gross profit margin on contract services declined 1.0 point to 33.8% for fiscal 2002, compared with 34.8% the prior year.

Selling expenses decreased $5,334,000 (54%) for the year. Commission expense was down 61% due to the lower placement service revenues and lower commissionable profits, while recruitment advertising expense was 36% lower than the prior year. Selling expenses represented 22.6% of consolidated net revenues, which was down 9.4 points from the prior year because of the shift in mix of revenues toward contract services.

General and administrative expenses decreased $2,371,000 (17%) for the year. Compensation in the operating divisions decreased 23% due to a reduction in the size of the consulting staff. Office rent and occupancy costs were down 8% for the year, due to the effect of office closings during the current and prior year, despite recording a $401,000 provision to cover the costs of offices closed this year. Other office operating costs declined 36% due to fewer offices, and bad debt expense was 63% lower due to the lower volume of business and improved collection experience this year. All other general and administrative expenses were up 3%. General and administrative expenses represented 55.6% of consolidated revenues, and that was up 11.6 points from the prior year because revenues declined more sharply than expenses.

To control operating costs, the Company closed five unprofitable branch offices during fiscal 2002. As a result of these and other actions, the Company reduced its in-house consulting and administrative staff by 33% from the prior-year level.

Management's Discussion Continued

Other Items
The effect of lower revenues resulted in a loss from operations of $4,652,000 for the year, compared with a loss from operations of $2,217,000 for the prior year.

Interest income was down $423,000 (80%) for fiscal 2002, due to a combination of lower average funds available for investment and lower average interest rates.

The effective income tax rate was 29% for the year, compared with 37% for the prior year. The lower effective tax rate in fiscal 2002 resulted from recording a $386,000 valuation allowance to reduce net deferred tax assets to zero. This valuation allowance will be reversed in future periods, as a reduction of the provision for income taxes, if it is determined that the deferred tax assets will be realized, based on future taxable income.

After interest and taxes, the net loss for the year was $3,214,000, compared with a net loss of $1,066,000 the prior year.

Fiscal 2001 Results of Operations

Net Revenues
For the year ended September 30, 2001, consolidated net revenues were down $8,767,000 (22%) from the prior year. This was due to the combination of a $7,503,000 (32%) decrease in placement service revenues and a $1,264,000 (8%) decrease in contract service revenues. Placement services represented 52% of consolidated net revenues for the year, and contract services represented 48% of the total.

Placement service revenues were down for the year because of a 35% decline in the number of placements, partially offset by a 1% increase in the average placement fee. The decrease in contract service revenues was the result of an 11% decrease in billable hours, while the average hourly billing rate increased 4%. The acquisition of GenTech added $1,335,000 to consolidated contract service revenues for the 2001 fiscal year.

The Company attributes the overall decline in revenues to the effects of the U.S. economic recession that caused customers to delay or reduce their hiring and contract staffing activities, particularly those customers operating in the computer and information technology field. As an indication of the national slowdown, the U.S. Gross Domestic Product declined at an average rate of 0.4% during the year ended September 30, 2001, compared with an average growth rate of 3.8% for the year ended September 30, 2000, and the national unemployment rate was 4.9% in September 2001, compared with 3.9% in September 2000.

Operating Expenses
Total operating expenses for fiscal 2001 were down $2,973,000 (8%) compared with the prior year.

The cost of contract services was down $861,000 (8%), as a result of the lower contract service revenues. The gross profit margin on contract services was 34.8% in fiscal 2001, compared with 34.6% the prior year.

Selling expenses decreased $4,127,000 (29%) in fiscal 2001, and they represented 32.0% of consolidated net revenues, which was down 3.3 points from the prior year. Commission expense was down 36% due to the lower placement service revenues and lower commissionable profits, while recruitment advertising expense was 4% lower than the prior year.

General and administrative expenses increased $2,015,000 (17%) for the year, and they represented 44.0% of consolidated net revenues. This was up 14.7 points from the prior year. Compensation in the operating divisions increased 29% for the year, as lower consultant productivity and lower commissions led to higher amounts of base pay. Office rent and occupancy costs were up 21% for the year, including a $283,000 provision for the cost of closing unprofitable branch offices. Reflecting the weak economy, the Company's bad debt expense doubled, while all other general and administrative expenses were down 6%.

To control operating costs, the Company closed seven unprofitable branch offices during fiscal 2001, including four that were closed at the end of the fiscal year, and reduced its in-house staff by 18% from the prior-year level.

Management's Discussion Continued

Other Items

The effect of lower revenues combined with higher general and administrative expenses resulted in a loss from operations of $2,217,000 for the year, compared with income from operations of $3,577,000 for the prior year.

Interest income was down $114,000 (18%) in fiscal 2001, due to a lower average amount of funds available for investment.

The effective income tax rate was 37% for the year, compared with 40% for the prior year.

After interest and taxes, the net loss for the year was $1,066,000, compared with net income of $2,532,000 the prior year.

Financial Condition

Although fiscal 2002 was a difficult year, the Company's financial condition remained strong. As of September 30, 2002, the Company had cash and cash equivalents of $4,759,000. That was a decrease of $3,029,000 from September 30, 2001. Net working capital at September 30, 2002 was $7,038,000, which was a decrease of $2,406,000 compared with last September, and the current ratio was 4.6 to 1.

During the fiscal year ended September 30, 2002, the net cash used by operating activities was $2,845,000, which was primarily due to the $3,214,000 net loss. Depreciation and other non-cash expenses provided $992,000, while working capital items used $623,000. The Company paid $207,000 for an earn out payment under the agreement to purchase GenTech. As part of the Company's cash conservation measures, capital expenditures were limited to $17,000 for the year, and there were no cash dividends paid.

All of the Company's office facilities are leased through operating leases that are not included on the balance sheet. As of September 30, 2002 future minimum lease payments under lease agreements having initial terms in excess of one year, including the closed offices, were: 2003 - $1,759,000, 2004 - $1,396,000, 2005 - $1,251,000 and 2006 - $370,000.

As of September 30, 2002, the Company had no debt outstanding, and there were no off-balance sheet arrangements, unconsolidated subsidiaries, commitments or guarantees of other parties, except as disclosed in the notes to the consolidated financial statements. Shareholders' equity at that date was $9,989,000, which represented 84% of total assets.

Outlook

The Company's business is highly dependent on national employment trends in general and on the demand for information technology and other professional staff in particular. The demand for the Company's employment services was adversely affected during fiscal 2001 by the U.S. economic recession and during fiscal 2002 by the lingering weakness in the employment market caused by economic and political uncertainties that followed the September 2001 terrorist attacks.

It is not known how long the weakness in the U. S. labor market will continue to have an adverse effect on the Company's operations. Management believes that the Company's placement service revenues will continue at depressed levels until there is an increase in national business spending on computer equipment and software, leading to a rebound in the technology sector of the economy.

The Company's current priority is to minimize the impact of the economy, to return the Company to profitability as soon as possible, and to be positioned for growth when the demand for its services returns. Returning the Company to profitability will require a combination of both increasing revenues and reducing costs. Management took steps over the last two fiscal years to lower the Company's infrastructure costs, including closing 12 unprofitable branch offices, reducing the in-house consulting and administrative staff by 45% and reducing other operating expenses. As a result, general and administrative expenses for fiscal 2002 were below the fiscal 2000 level. The consolidated statement of operations for the year ended September 30, 2002 reflects $388,000 of operating losses of closed branch offices, which will not be incurred in future periods.

Management's Discussion Concluded

Management believes that it took all appropriate actions within its control to reduce costs in fiscal 2002, consistent with positioning the Company for the future, and it will continue to evaluate the Company's operations and take appropriate actions to meet the economic challenges ahead in fiscal 2003.

The Company recorded $1,540,000 of income tax refunds receivable as of September 30, 2002, and it expects to receive those refunds during fiscal 2003. As of September 30, 2002, the Company had recorded the tax benefit of all available loss carrybacks, and there were approximately $2,400,000 of losses available to reduce state and local taxable income in future years, expiring from 2006 through 2022. Under current income tax regulations, any losses that might be incurred by the Company in fiscal 2003 would not result in current tax refunds, but would be carried forward to reduce taxable income in subsequent years.

The Company's primary source of liquidity is normally from its operating activities. Despite recent losses, management believes that existing cash and securities, together with the available income tax refunds, will be adequate to finance current operations for the foreseeable future. Nevertheless, if operating losses were to continue indefinitely into the future, or if the Company's business were to deteriorate further, such losses would have a material, adverse effect on the Company's financial condition. External sources of funding are not likely to be available to support continuing losses.

Risk Factors

Some of the factors that could affect the Company's future performance include, but are not limited to, general business conditions, the demand for the Company's services, competitive market pressures, the ability of the Company to attract and retain qualified personnel for regular full-time placement and contract project assignments, and the ability to attract and retain qualified corporate and branch management.

Forward-Looking Statements

As a matter of policy, the Company does not provide forecasts of future financial performance. However, the Company and its representatives may from time to time make written or verbal forward-looking statements, including statements contained in press announcements, reports to shareholders and filings with the Securities and Exchange Commission. All statements which address expectations about future operating performance and cash flows, future events and business developments, and future economic conditions are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's then-current expectations and assumptions. Actual outcomes could differ significantly. The Company and its representatives do not assume any obligation to provide updated information.

Quantitative and Qualitative Disclosures About Market Risk

The primary objective for the Company's investment portfolio is to provide maximum protection of principal and high liquidity. By investing in high-quality securities having relatively short maturity periods, the Company is not exposed to the risk of material interest rate fluctuations.

Consolidated Statement of Operations

(In Thousands, Except Per Share)	2002	Year Ended September 30 2001	2000
Net revenues			
Placement services	$ 6,591	$16,217	$23,720
Contract services	13,727	14,818	16,082
Net revenues	20,318	31,035	39,802
Operating expenses			
Cost of contract services	9,082	9,659	10,520
Selling	4,584	9,918	14,045
General and administrative	11,304	13,675	11,660
Total operating expenses	24,970	33,252	36,225
Income (loss) from operations	(4,652)	(2,217)	3,577
Interest income	108	531	645
Income (loss) before income taxes	(4,544)	(1,686)	4,222
Provision (credit) for income taxes	(1,330)	(620)	1,690
Net income (loss)	$(3,214)	$(1,066)	$ 2,532
Net income (loss) per share			
Basic	$ (.63)	$ (.21)	$ .50
Diluted	$ (.63)	$ (.21)	$ .49
Average number of shares			
Basic	5,116	5,087	5,087
Diluted	5,116	5,087	5,117

See notes to consolidated financial statements.

Consolidated Balance Sheet

(In Thousands)	As of September 30 2002	2001
ASSETS		
Current assets		
Cash and cash equivalents	$ 4,759	$ 7,293
Short-term investments	—	495
Accounts receivable, less allowances (2002 — $ 312; 2001 — $243)	2,255	2,685
Income tax refunds receivable	1,540	948
Other current assets	428	625
Total current assets	8,982	12,046
Property and equipment		
Furniture, fixtures and equipment	6,575	6,697
Accumulated depreciation and amortization	(4,693)	(3,952)
Net property and equipment	1,882	2,745
Goodwill, net of accumulated amortization	1,069	888
Total assets	$11,933	$15,679
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 623	$ 551
Accrued compensation and payroll taxes	1,030	1,753
Other current liabilities	291	298
Total current liabilities	1,944	2,602
Shareholders' equity		
Preferred stock; authorized – 100 shares; issued and outstanding – none	—	—
Common stock, no-par value; authorized – 20,000 shares; issued and outstanding – 5,121 shares in 2002 and 5,087 in 2001	51	51
Capital in excess of stated value of shares	4,695	4,569
Retained earnings	5,243	8,457
Total shareholders' equity	9,989	13,077
Total liabilities and shareholders' equity	$11,933	$15,679

See notes to consolidated financial statements.

Consolidated Statement of Cash Flows

(In Thousands)	2002	2001	2000
		Year Ended September 30	
Operating activities			
Net income (loss)	$(3,214)	$(1,066)	$ 2,532
Depreciation and amortization	854	857	597
Reduction of long-term obligations	—	—	(516)
Other noncurrent items	138	22	403
Changes in current assets and current liabilities, net of effects from acquisition:			
Accounts receivable	430	1,989	(213)
Income tax refunds receivable	(592)	(948)	—
Accrued compensation and payroll taxes	(723)	(2,038)	163
Other, net	262	(231)	(257)
Net cash provided (used) by operating activities	(2,845)	(1,415)	2,709
Investing activities			
Acquisition of property and equipment	(17)	(733)	(1,583)
Acquisition of Generation Technologies, Inc.	(207)	(1,523)	—
Purchases of short-term investments	—	—	(3,461)
Maturities of short-term investments	500	5,000	4,800
Net cash provided (used) by investing activities	276	2,744	(244)
Financing activities			
Exercises of stock options	35	—	—
Cash dividends paid	—	(1,272)	(254)
Net cash provided (used) by financing activities	35	(1,272)	(254)
Increase (decrease) in cash and cash equivalents	(2,534)	57	2,211
Cash and cash equivalents at beginning of year	7,293	7,236	5,025
Cash and cash equivalents at end of year	$ 4,759	$ 7,293	$ 7,236

See notes to consolidated financial statements.

Consolidated Statement of Shareholders' Equity

(In Thousands, Except Per Share)	2002	Year Ended September 30 2001	2000
Common shares outstanding			
Number at beginning of year	5,087	5,087	5,087
Exercises of stock options	34	—	—
Number at end of year	5,121	5,087	5,087
Common stock			
Balance at beginning and end of year	$ 51	$ 51	$ 51
Capital in excess of stated value			
Balance at beginning of year	$ 4,569	$ 4,569	$ 4,569
Stock option awards	91	—	—
Exercises of stock options	35	—	—
Balance at end of year	$ 4,695	$ 4,569	$ 4,569
Retained earnings			
Balance at beginning of year	$ 8,457	$ 9,523	$ 8,517
Net income (loss)	(3,214)	(1,066)	2,532
Cash dividends declared on common stock – $.30 per share in 2000	—	—	(1,526)
Balance at end of year	$ 5,243	$ 8,457	$ 9,523

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

The Company

General Employment Enterprises, Inc. (the "Company") and its wholly-owned subsidiary, Triad Personnel Services, Inc., operate in one industry segment, providing staffing services through a network of branch offices located in major metropolitan areas throughout the United States. The Company specializes in providing information technology, engineering and accounting professionals to clients on either a regular placement basis or a temporary contract basis. The Company has a diverse customer base, and no single customer accounts for more than 4% of its revenues.

Significant Accounting Policies and Estimates

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States. The more significant accounting policies that are followed by the Company are summarized below.

Principles of Consolidation
The consolidated financial statements include the accounts and transactions of the Company and its wholly-owned subsidiary. All significant intercompany accounts and transactions are eliminated in consolidation.

Estimates and Assumptions
Management makes estimates and assumptions that can affect the amounts of assets and liabilities reported as of the date of the financial statements, as well as the amounts of reported revenues and expenses during the periods presented. These estimates and assumptions typically involve expectations about events to occur subsequent to the balance sheet date, and it is possible that actual results could ultimately differ from those estimates. If significant differences were to occur in a subsequent period, the Company would recognize those differences when they became known. Management believes that its estimates and assumptions are reasonable, based on information that is available at the time they are made.

Revenue Recognition
Placement service revenues are recognized when applicants accept offers of employment, less a provision for estimated losses due to applicants not remaining employed for the Company's guarantee period. Contract service revenues are recognized when services are rendered.

Cost of Contract Services
The cost of contract services includes the wages and the related payroll taxes and benefits of contract workers.

Income Taxes
Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that are expected to be in effect when the differences reverse. A valuation allowance is recorded to reduce deferred tax assets to the amount that is more likely than not to be realized as a tax benefit in the future.

Net Income Per Share
Basic net income per share is based on the average number of common shares outstanding. Diluted net income per share is based on the average number of common shares and the dilutive effect of stock options.

Cash Equivalents and Short-term Investments
Highly liquid investments with a maturity of three months or less when purchased are considered to be cash equivalents. The Company classifies its cash equivalents and short-term investments individually when purchased as either available-for-sale or held-to-maturity securities.

Accounts Receivable Allowances
An allowance for placement falloffs is recorded, as a reduction of revenues, for estimated losses due to applicants not remaining employed for the Company's guarantee period. An allowance for doubtful accounts is recorded, as a charge to bad debt expense, where collection is considered to be doubtful due to credit issues. These allowances together reflect management's estimate of the potential losses inherent in the accounts receivable balances, based on historical loss statistics.

Notes Continued

Property and Equipment
Furniture, fixtures and equipment are stated at cost. The Company provides for depreciation on a straight-line basis over estimated useful lives of five years for computer equipment and two to ten years for office equipment, furniture and fixtures. The Company capitalizes computer software purchased or developed for internal use, and amortizes it over an estimated useful life of five years.

The carrying value of property and equipment is reviewed for impairment whenever events or changes in circumstances indicate that it may not be recoverable. If the carrying amount of an asset group is greater than its estimated future undiscounted cash flows, the carrying value is written down to the estimated fair value.

As of October 1, 2002, the Company will adopt the provisions of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement establishes accounting standards for the recognition and measurement of the impairment of long-lived assets. The adoption of this new statement is not expected to have a significant effect on the Company's financial position or results of operations.

Goodwill
A business combination completed in April 2001 was recorded as a purchase transaction, and the excess of the cost over the fair values of the identifiable net assets acquired was allocated to goodwill. Goodwill is being amortized on a straight-line basis over forty years. The carrying amount of goodwill is reviewed whenever events or changes in circumstances indicate that it may not be recoverable. The carrying value would be written down if it were determined to exceed the estimated future undiscounted cash flows of the acquired business.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, "Business Combinations" and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." Statement No. 141 requires that business combinations completed after June 30, 2001 be accounted for using the purchase method of accounting and specifies the types of intangible assets to be recognized in such transactions. The accounting for the Company's April 2001 business combination was not affected by the adoption of Statement No. 141.

The Company will adopt the provisions of Statement No. 142 as of October 1, 2002. This statement requires that goodwill no longer be amortized, and it requires instead that goodwill be tested at least annually for impairment. If the carrying value of goodwill were determined to be greater than its estimated fair value under the impairment test, then it would be written down to its estimated fair value.

The discontinuance of goodwill amortization is not expected to have a significant effect on the Company's future results of operations. The Company has completed a transitional impairment test, as required by Statement No. 142, and has determined that there was no impairment of goodwill as of October 1, 2002.

Stock Options
As of October 1, 2001, the Company adopted the policy of recording compensation expense for the fair value of stock options issued to employees, under the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Compensation expense under this statement is measured as the estimated fair value of the stock options on the date of grant, and the expense is amortized over the vesting periods. Prior years have not been restated to reflect this method of accounting.

For fiscal years ended on and before September 30, 2001, the Company did not record compensation expense when stock options were granted with exercise prices equal to the fair market value of the Company's common stock on the date of grant, in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees."

Acquisition

On April 10, 2001, the Company completed a transaction to purchase substantially all of the assets and business operations of Generation Technologies, Inc. ("GenTech"), a staffing business in Pittsburgh, Pennsylvania, specializing in information technology professionals. The assets acquired include the business operations, company name, customer lists, interests in office space and equipment, accounts receivable and goodwill.

Notes Continued

The purchase price was established as an initial cash payment to the seller and three annual cash payments to be equal to a multiple of the respective year's annual earnings, as defined. The initial cost of the acquisition was $1,523,000, of which $624,000 was allocated to the net assets acquired and $899,000 was allocated to goodwill. In April 2002, the Company made the first annual payment in the amount of $207,000 and recorded it as additional goodwill. Future payments under the purchase agreement will be recorded as additional goodwill when the amounts are determined.

Accumulated amortization of goodwill was $36,000 as of September 30, 2002 and $11,000 as of September 30, 2001.

The results of GenTech's operations are included in the Company's financial statements for periods subsequent to the date of acquisition. The unaudited pro forma results of operations presented below assume that the acquisition had occurred at the beginning of fiscal 2000:

(In Thousands, Except per Share)	2001	2000
Net revenues	$32,894	$42,232
Net income (loss)	(936)	2,658
Net income (loss) per share - diluted	(.18)	.52

This information is presented for informational purposes only. It is not necessarily indicative of the results that would have been achieved had the acquisition taken place at the beginning of fiscal 2000 or of future results of operations.

Cash, Cash Equivalents and Short-term Investments

The Company's primary objective for its investment portfolio is to provide maximum protection of principal and high liquidity. By investing in high-quality securities having relatively short maturity periods, the Company reduces its exposure to the risks associated with interest rate fluctuations. Investments in securities of corporate issuers are rated A2 and P2 or better. A summary of cash, cash equivalents and short-term investments as of September 30 is as follows:

(In Thousands)	2002	2001
Cash	$1,180	$1,410
Money market funds	408	—
Commercial paper	3,171	5,583
U.S. federal agency notes	—	300
Corporate notes	—	495
Total cash, cash equivalents and short-term investments	$4,759	$7,788

All cash equivalents held as of September 30, 2002 were classified as available-for-sale securities. Amortized cost approximated market value for all investments, and unrealized gains and losses were not significant.

Income Taxes

The components of the provision (credit) for income taxes are as follows:

(In Thousands)	2002	2001	2000
Current tax provision (credit)			
U.S. federal	$(1,382)	$(491)	$1,168
State and local	(58)	(101)	296
Total current tax provision (credit)	(1,440)	(592)	1,464
Deferred tax provision (credit) related to:			
Temporary differences	(144)	39	226
Loss carryforwards	(132)	(67)	—
Valuation allowance	386	—	—
Total deferred tax provision (credit)	110	(28)	226
Provision (credit) for income taxes	$(1,330)	$(620)	$1,690

The differences between income taxes calculated at the 34% statutory U.S. federal income tax rate and the Company's provision (credit) for income taxes are as follows:

Notes Continued

(In Thousands)	2002	2001	2000
Income tax (credit) at statutory federal tax rate	$(1,545)	$(573)	$1,435
Federal valuation allowance	166	—	—
State income taxes, including state valuation allowance, less federal effect	33	(69)	228
Other	16	22	27
Provision (credit) for income taxes	$(1,330)	$(620)	$1,690

The net deferred income tax asset balance as of September 30 related to the following:

(In Thousands)	2002	2001
Accrued and deferred rent	$ 188	$ 87
Accrued compensation	124	119
Depreciation and amortization	(196)	(193)
Other expenses	71	30
Net operating loss carryforwards	199	67
Valuation allowance	(386)	—
Net deferred income tax asset	$ —	$ 110

The Company received income tax refunds of $950,000 in 2002. The Company made income tax payments of $57,000 in 2002, $423,000 in 2001 and $1,596,000 in 2000.

For federal income tax purposes, and for certain states, the tax losses incurred in 2002 and 2001 were carried back, and the Company recorded the benefit of the resulting tax refunds. For all other state and local income taxes, the 2002 and 2001 losses were carried forward. As of September 30, 2002, the Company had recorded the tax benefit of all available loss carrybacks, and there were approximately $2,400,000 of losses available to reduce state and local taxable income in future years. They expire from 2006 through 2022.

Property and Equipment

Property and equipment, at cost, comprised the following as of September 30:

(In Thousands)	2002	2001
Computer equipment and software	$3,830	$3,892
Office equipment, furniture and fixtures	2,745	2,805
Total property and equipment, at cost	$6,575	$6,697

Office Closings

The Company closed five branch offices during fiscal 2002 and seven branch offices during fiscal 2001 due to unprofitable operations, and recorded a provision of $345,000 in 2002 and $283,000 in 2001 covering the future lease obligations of those offices. The rent liability, included in other current liabilities, was as follows as of September 30:

(In Thousands)	2002	2001
Balance at beginning of year	$120	$ —
Provision for office closings	345	283
Payments	(77)	(163)
Balance at end of year	$388	$ 120

In addition, due to the office closings, the Company recorded a $56,000 expense in 2002 for the impairment in value of certain property and equipment.

The combined operating revenues and the combined operating income or loss of all offices that were closed as of September 30, 2002, included in the consolidated statement of operations, were as follows:

(In Thousands)	2002	2001	2000
Operating revenues	$ 390	$ 3,027	$7,275
Operating income (loss)	(388)	(1,335)	580

Line of Credit

The Company has a loan agreement with a bank, renewable annually, that makes a $1,000,000 unsecured line of credit available to the Company at the prime rate.

Notes Continued

Under the agreement, the Company is required to maintain a balance of cash and marketable securities of $2,000,000 or more to support any borrowings. There were no borrowings outstanding under the line of credit as of September 30, 2002 and 2001.

Lease Obligations

The Company leases space for all of its branch offices, which are located either in downtown or suburban metropolitan business centers, and space for its corporate headquarters. Established branch offices are generally leased over periods from two to five years, and the corporate headquarters lease expires in 2006. Certain lease agreements provide for increased rental payments contingent upon future increases in real estate taxes, building maintenance costs and the cost of living index.

Rent expense was $1,848,000 in 2002, $1,997,000 in 2001 and $1,783,000 in 2000. As of September 30, 2002, future minimum lease payments under lease agreements having initial terms in excess of one year, including the closed offices, were: 2003 - $1,759,000, 2004 - $1,396,000, 2005 - $1,251,000, and 2006 - $370,000.

Retirement Benefits

The Company has a 401(k) retirement plan in which all full-time employees may participate after one year of service. Under the plan, eligible participants may contribute a portion of their earnings to a trust, and the Company makes matching contributions, subject to certain limitations. As of January 1, 2002, the Company adopted a deferred compensation plan for certain officers. Under the plan, the Company contributes either 5% or 10% of the participant's base salary to a trust under a defined contribution arrangement. The participants direct the investments of the trust, and the Company does not guarantee investment performance. Participant account balances are payable upon retirement or termination from the Company, subject to certain vesting requirements. During the year ended September 30, 2000, the Company fulfilled its obligation under an agreement to provide retirement benefits to an officer by paying out a lump sum of $400,000. The total cost of all retirement plans was $108,000 in 2002, $101,000 in 2001 and $123,000 in 2000.

Stock Options

The Company has stock option plans for directors, officers and employees. As of September 30, 2002, there were stock options outstanding under the Company's 1999 Stock Option Plan, 1997 Stock Option Plan and 1995 Stock Option Plan. Under these plans, incentive or non-statutory stock options may be granted to officers and employees, and they may be exercisable for up to ten years. Outside directors were automatically granted non-statutory options to purchase specified numbers of shares on the effective dates of the plans. The Compensation and Stock Option Committee of the Board of Directors, which has the authority to select the employees and to determine the terms of each option granted, administers the plans.

In September 2002, the Company completed a tender offer to exchange outstanding stock options having an exercise price of $3.00 per share or more for new options having an exercise price equal to the fair market value on the date of grant. Options to purchase 581,000 shares of the Company's common stock were tendered and accepted by the Company for cancellation, and options to purchase 432,000 shares were issued.

A summary of stock option activity is as follows:

(Number of Shares in Thousands)	2002	2001	2000
Number of shares outstanding			
Beginning of year	877	719	721
Granted	485	215	32
Exercised	(34)	—	—
Terminated	(754)	(57)	(34)
End of year	574	877	719
Number of shares exercisable at end of year	312	776	651
Number of shares available for grant at end of year	305	36	194
Weighted average option prices per share			
Granted during the year	$ .91	$3.03	$4.73
Exercised during the year	.78	—	—
Terminated during the year	5.21	4.68	6.13
Outstanding at end of year	1.29	4.86	5.39
Exercisable at end of year	1.47	5.04	5.41

Notes Concluded

Stock options outstanding as of September 30, 2002 had exercise prices ranging from $.86 per share to $9.29 per share, as follows (number of shares in thousands):

Range of Exercise Prices	Number Outstanding	Number Exercisable	Weighted Average Price	Average Remaining Life (Years)
Under $1.00	432	228	$ .86	10
$1.00 to $3.00	123	71	1.95	9
Over $3.00	19	13	6.69	6

The Company adopted the policy of expensing the fair value of stock option awards beginning in fiscal 2002, and the compensation expense for the year was $91,000. Under the Company's previous method of accounting, there was no expense resulting from the granting of stock options because the option exercise prices were equal to the fair market values of the Company's common stock at the dates of grant. Had the Company recorded compensation expense for stock options issued in previous years, and allocated the expense over their vesting periods, the effect on the 2002 reported net loss of $3,214,000 ($.63 per share) would have been insignificant, and the Company would have had a pro forma net loss of $1,128,000 ($.22 per share) in 2001 and pro forma net income of $2,477,000 ($.49 per share) in 2000.

Stock option award expense was calculated using the Black-Scholes option-pricing model to determine the estimated fair value of options granted, and using the following assumptions:

	2002	2001	2000
Weighted average estimated fair value per share of stock options granted	$ .33	$ .99	$1.48
Expected option life (years)	4.00	3.00	3.00
Stock price volatility	42%	40%	53%
Risk-free interest rate	2.6%	5.1%	5.4%
Dividend yield	— %	— %	1.0%

Shareholder Rights Plan

On February 4, 2000, the Company adopted a shareholder rights plan, and the Board of Directors declared a dividend of one share purchase right for each share of outstanding common stock.

The rights will become exercisable if any person or affiliated group (other than certain "grandfathered" shareholders) acquires, or offers to acquire, 10% or more of the Company's outstanding common shares. Each exercisable right entitles the holder (other than the acquiring person or group) to purchase, at a price of $21.50 per share, common stock of the Company having a market value equal to two times the purchase price.

The purchase price and the number of common shares issuable on exercise of the rights are subject to adjustment in accordance with customary anti-dilution provisions.

The Board of Directors may authorize the Company to redeem the rights at a price of $.01 per right at any time before they become exercisable. After the rights become exercisable, the Board of Directors may authorize the Company to exchange any unexercised rights at the rate of one share of common stock for each right. The rights are nonvoting, and they will expire on February 22, 2010.

Severance Arrangements

The Company has an employment agreement with an officer that provides for the continuation of salary and benefits for a period of three years following the officer's termination of employment by the Company for any reason other than "cause." The Company also has arrangements covering certain other officers and key employees that would become effective if their employment terminated under certain conditions following a change in control of the Company. Under these circumstances, the Company would be obligated to continue salary for a period of one year in certain cases, to make lump sum payments ranging from $20,000 to $50,000 in other cases, and to provide continued welfare plan benefits for up to two years. As of September 30, 2002, the potential, aggregate obligation under these arrangements, if all such officers and employees were terminated, was approximately $3,300,000.

Report of Independent Auditors

To the Board of Directors and Shareholders
General Employment Enterprises, Inc.
Oakbrook Terrace, Illinois

We have audited the accompanying consolidated balance sheet of General Employment Enterprises, Inc. and subsidiary as of September 30, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended September 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of General Employment Enterprises, Inc. and subsidiary at September 30, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Chicago, Illinois
November 8, 2002

Selected Quarterly Financial Data and Market Information

	Fiscal 2002				Fiscal 2001			
(In Thousands, Except Per Share)	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Net revenues	$4,921	$ 4,734	$ 5,154	$5,509	$ 6,453	$7,421	$8,249	$8,912
Operating expenses[1]	5,846	6,011	6,676	6,437	7,467	8,132	8,800	8,853
Income (loss) from operations	(925)	(1,277)	(1,522)	(928)	(1,014)	(711)	(551)	59
Interest income	11	18	31	48	89	99	149	194
Income (loss) before income taxes	(914)	(1,259)	(1,491)	(880)	(925)	(612)	(402)	253
Provision (credit) for income taxes[2]	45	(475)	(570)	(330)	(340)	(235)	(150)	105
Net income (loss)	$ (959)	$ (784)	$ (921)	$ (550)	$ (585)	$ (377)	$ (252)	$ 148
Net income (loss) per share	$ (.19)	$ (.15)	$ (.18)	$ (.11)	$ (.12)	$ (.07)	$ (.05)	$ .03
Market price per share								
High	1.29	1.99	1.79	1.70	2.73	2.74	3.38	3.75
Low	.62	1.20	1.20	1.04	1.13	2.30	2.30	2.50

(1) Operating expenses include provisions for office closings of $92,000 in the fourth quarter of fiscal 2002, $253,000 in the second quarter of fiscal 2002, and $283,000 in the fourth quarter of fiscal 2001.

(2) The provision (credit) for income taxes includes a provision to record a deferred tax valuation allowance of $386,000 in the fourth quarter of fiscal 2002.

The Company's common stock is traded on the American Stock Exchange under the trading symbol JOB. There were 867 holders of record on October 31, 2002.

The Company has declared no cash dividends on its common stock during the last two fiscal years, and there are no intentions to do so in the foreseeable future.

Selected Financial Data

(Dollars In Thousands, Except Per Share)	2002	2001	2000	1999	1998	1997
						Year Ended September 30
Operating Results						
Placement service revenues	$ 6,591	$16,217	$23,720	$22,702	$25,129	$20,524
Contract service revenues	13,727	14,818	16,082	16,851	11,605	8,817
Total revenues	20,318	31,035	39,802	39,553	36,734	29,341
Cost of contract services	9,082	9,659	10,520	10,843	7,484	5,799
Selling expenses	4,584	9,918	14,045	13,859	15,318	12,208
General and administrative expenses	11,304	13,675	11,660	10,282	9,222	7,554
Total operating expenses	24,970	33,252	36,225	34,984	32,024	25,561
Income (loss) from operations	(4,652)	(2,217)	3,577	4,569	4,710	3,780
Interest income	108	531	645	496	440	281
Income (loss) before income taxes	(4,544)	(1,686)	4,222	5,065	5,150	4,061
Provision (credit) for income taxes	(1,330)	(620)	1,690	2,040	2,060	1,620
Net income (loss)	$ (3,214)	$ (1,066)	$ 2,532	$ 3,025	$ 3,090	$ 2,441
Per Share Data						
Net income (loss) per share						
Basic	$ (.63)	$ (.21)	$ .50	$ .59	$ .61	$ .49
Diluted	(.63)	(.21)	.49	.59	.58	.48
Cash dividends declared per share	—	—	.30	.04	.04	.03
Book value per share	1.95	2.57	2.78	2.58	2.03	1.42
Closing market price per share	0.72	1.47	3.38	3.80	5.53	9.29
Average number of shares (thousands)						
Basic	5,116	5,087	5,087	5,087	5,080	5,032
Diluted	5,116	5,087	5,117	5,122	5,316	5,110
Balance Sheet Data						
Net working capital	$ 7,038	$ 9,444	$11,300	$11,391	$ 9,261	$ 6,418
Long-term obligations	—	—	—	484	460	433
Shareholders' equity	9,989	13,077	14,143	13,137	10,335	7,149
Total assets	11,933	15,679	19,979	18,085	15,632	12,323
Ratio Analysis						
Current ratio	4.6	4.6	2.9	3.6	2.9	2.4
Profit margins						
Gross profit on contract services	33.8%	34.8%	34.6%	35.7%	35.5%	34.2%
Income (loss) from operations	(22.9)	(7.1)	9.0	11.6	12.8	12.9
Net income (loss)	(15.8)	(3.4)	6.4	7.6	8.4	8.3
Rate of return on average equity	(27.9)	(7.8)	18.6	25.8	35.3	40.8
Shareholders' equity to total assets	83.7	83.4	70.8	72.6	66.1	58.0
Offices and Employees at End of Year						
Number of offices	32	37	42	42	47	38
Number of employees	310	430	490	540	475	460

Corporate Data

Board of Directors

Herbert F. Imhoff, Jr.
Chairman of the Board and Chief Executive Officer
President and Chief Operating Officer
General Employment Enterprises, Inc.
Executive Committee Chairman

Kent M. Yauch
Vice President, Chief Financial Officer and Treasurer
General Employment Enterprises, Inc.

Sheldon Brottman
An attorney and real estate developer
President of S.C.B. Development
Compensation and Stock Option Committee Chairman

Delain G. Danehey
Retired partner of the auditing firm of
Ernst & Young LLP
Audit Committee Chairman

Dennis W. Baker
Treasurer of CF Industries, Inc.

Joseph F. Lizzadro
Chairman Emeritus of L&H Company, Inc.

Corporate Officers

Herbert F. Imhoff, Jr.
Chairman of the Board and
Chief Executive Officer
President and Chief Operating Officer

Kent M. Yauch
Vice President, Chief Financial Officer and
Treasurer

Marilyn L. White
Vice President

Gregory Chrisos
Vice President

Nancy C. Frohnmaier
Vice President and Corporate Secretary

Doris A. Bernar
Assistant Corporate Secretary

Jan V. Prieto-McCarthy
Assistant Treasurer

Independent Auditors

Ernst & Young LLP
Chicago, IL

Counsel

Herbert F. Imhoff, Jr.
General Counsel

Transfer Agent and Registrar

Continental Stock Transfer & Trust Company
17 Battery Place
New York, NY 10004
Phone: (212) 509-4000
Website: www.continentalstock.com

Stock Listing

American Stock Exchange (AMEX)
Trading symbol: **JOB**

Note to Shareholders

Quarterly earnings releases and financial statements can be obtained by contacting:

Investor Relations Department
General Employment Enterprises, Inc.
One Tower Lane – Suite 2100
Oakbrook Terrace, IL 60181
Phone: (630) 954-0400
E-mail: invest@genp.com
Website: www.generalemployment.com

General Employment Enterprises, Inc.
One Tower Lane, Suite 2100, Oakbrook Terrace, IL 60181
630.954.0400 www.generalemployment.com
American Stock Exchange Symbol: JOB
invest@genp.com